06018624

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

SEC MAIL PROCESSING
RECEIVED
NOV 17 2006
WASH. D.C. 213 SECTION

07 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
NOV 24 2006 E
THOMSON FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

dw 11/20

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

25 OCTOBER TO 7 NOVEMBER 2006

281	26/10/2006 : 12:42:00	Smiths Group PLC - Holding(s) in Company
282	31/10/2006 : 07:00:00	Smiths Group PLC - Investor Day
283	31/10/2006 : 08:38:00	Smiths Group PLC - Contract Win
284	01/11/2006 : 11:26:00	Smiths Group PLC - Blocklisting Interim Review
285	06/11/2006 : 15:30:00	Smiths Group PLC - Holding(s) in Company
286	06/11/2006 : 15:30:00	Smiths Group PLC - Annual Information Update

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:42 26-Oct-06
Number	0973L

smiths

26 OCTOBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: BARCLAYS PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION BY BARCLAYS PLC OF A NOTIFIABLE INTEREST THROUGH THE LEGAL ENTITIES:
BARCLAYS BANK TRUST COMPANY LTD;
BARCLAYS CAPITAL INC.;
BARCLAYS CAPITAL SECURITIES LTD;
BARCLAYS GLOBAL FUND ADVISORS;
BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD;
BARCLAYS GLOBAL INVESTORS CANADA LTD;
BARCLAYS GLOBAL INVESTORS LTD;
BARCLAYS GLOBAL INVESTORS, N.A.;
BARCLAYS GLOBAL INVESTORS JAPAN LTD;
BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING;
BARCLAYS LIFE ASSURANCE CO LTD;
BARCLAYS PRIVATE BANK AND TRUST LTD;
BARCLAYS PRIVATE BANK LTD; AND
GERRARD LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER		*SHARES*
BANK OF NEW YORK		40,331
BARCLAYS CAPITAL NOMINEES LTD		9,659,568
BARCLAYS TRUST CO AS EXEC/ADM C		6
BARCLAYS GLOBAL INVESTORS CANADA		41,479
BARCLAYS TRUST CO & OTHERS		5,250
BARCLAYS TRUST CO DMC69		11,500
BARCLAYS TRUST CO E99		778
BARCLAYS TRUST CO R69		61,093
CHASE NOMINEES LTD 16376 A/C		286,807
CHASE NOMINEES LTD 28270 A/C		189,289
CLYDESDALE NOMINEES HGB0125	32349601 a/c	1,689
CLYDESDALE NOMINEES HGB0125	32449201 a/c	4,929
CLYDESDALE NOMINEES HGB0125	59419801 a/c	311
CLYDESDALE NOMINEES HGB0125	59553401 a/c	1,155
CLYDESDALE NOMINEES HGB0125	59571201 a/c	478
CLYDESDALE NOMINEES HGB0125	59710301 a/c	455
CLYDESDALE NOMINEES HGB0125	59732401 a/c	1,633
CLYDESDALE NOMINEES HGB0125	59737501 a/c	1,450
CLYDESDALE NOMINEES HGB0125	59738301 a/c	1,898

CLYDESDALE NOMINEES HGB0125	59744801 a/c	925
CLYDESDALE NOMINEES HGB0125	64544201 a/c	1,288
CLYDESDALE NOMINEES HGB0125	65136101 a/c	519
CLYDESDALE NOMINEES HGB0125	66860401 a/c	412
CLYDESDALE NOMINEES HGB0125	67940101 a/c	6,968
CLYDESDALE NOMINEES HGB0125	69108801 a/c	750
CLYDESDALE NOMINEES HGB0125	69238601 a/c	1,713
CLYDESDALE NOMINEES HGB0125	69340401 a/c	750
CLYDESDALE NOMINEES HGB0125	69732901 a/c	5,352
CLYDESDALE NOMINEES HGB0125	69738801 a/c	501
CLYDESDALE NOMINEES HGB0125	69829501 a/c	823
CLYDESDALE NOMINEES HGB0125	70314001 a/c	477
CLYDESDALE NOMINEES HGB0125	70331001 a/c	676
CLYDESDALE NOMINEES HGB0125	70335301 a/c	992
CLYDESDALE NOMINEES HGB0125	70339601 a/c	623
CLYDESDALE NOMINEES HGB0125	70387601 a/c	502
CLYDESDALE NOMINEES HGB0125	70388401 a/c	691
CLYDESDALE NOMINEES HGB0125	70391401 a/c	407
CLYDESDALE NOMINEES HGB0125	80750701 a/c	2,900
CLYDESDALE NOMINEES HGB0125	80766301 a/c	611
CLYDESDALE NOMINEES HGB0125	83011801 a/c	735
CLYDESDALE NOMINEES HGB0125	86680501 a/c	656
CLYDESDALE NOMINEES HGB0125	88608301 a/c	557
CLYDESDALE NOMINEES HGB0125	120142001 a/c	4,800
CLYDESDALE NOMINEES HGB0125	300000001 a/c	628
CLYDESDALE NOMINEES HGB0125	310007101 a/c	1,222
CLYDESDALE NOMINEES HGB0125	310042001 a/c	741
CLYDESDALE NOMINEES HGB0125	310092601 a/c	1,723
CLYDESDALE NOMINEES HGB0125	310128001 a/c	857
CLYDESDALE NOMINEES HGB0125	310186801 a/c	542
CLYDESDALE NOMINEES HGB0125	310205801 a/c	446
CLYDESDALE NOMINEES HGB0125	310231701 a/c	505
CLYDESDALE NOMINEES HGB0125	310246501 a/c	6,825
CLYDESDALE NOMINEES HGB0125	310254601 a/c	1,013
CLYDESDALE NOMINEES HGB0125	310255401 a/c	5,940
CLYDESDALE NOMINEES HGB0125	310266001 a/c	362
CLYDESDALE NOMINEES HGB0125	310311901 a/c	660
CLYDESDALE NOMINEES HGB0125	310589801 a/c	323
CLYDESDALE NOMINEES HGB0125	310590101 a/c	331
CLYDESDALE NOMINEES HGB0125	310594401 a/c	565
CLYDESDALE NOMINEES HGB0125	700009301 a/c	729
CLYDESDALE NOMINEES HGB0125	700066201 a/c	578
CLYDESDALE NOMINEES HGB0125	700083201 a/c	432
CLYDESDALE NOMINEES HGB0125	700106501 a/c	583
CLYDESDALE NOMINEES HGB0125	59579802 a/c	1,013
CLYDESDALE NOMINEES HGB0125	70160102 a/c	1,175
CLYDESDALE NOMINEES HGB0125	70383302 a/c	2,719
CLYDESDALE NOMINEES HGB0125	87093402 a/c	1,176
CLYDESDALE NOMINEES HGB0125	310594402 a/c	165
CLYDESDALE NOMINEES HGB0125	700207002 a/c	2,237
CLYDESDALE NOMINEES HGB0125	70309403 a/c	534
CLYDESDALE NOMINEES HGB0125	87093403 a/c	434
GERRARD NOMINEES LIMITED 602394 A/C		860
GERRARD NOMINEES LIMITED 602698 A/C		475
GERRARD NOMINEES LIMITED 603856 A/C		3,040
GERRARD NOMINEES LIMITED 631118 A/C		4,000
GERRARD NOMINEES LIMITED 643975 A/C		1,800
GERRARD NOMINEES LIMITED 659442 A/C		650
GERRARD NOMINEES LIMITED 659792 A/C		640
GERRARD NOMINEES LIMITED 660137 A/C		500
GERRARD NOMINEES LIMITED 660302 A/C		1,500

GERRARD NOMINEES LIMITED 660318 A/C	14,500
GERRARD NOMINEES LIMITED 660430 A/C	230
GERRARD NOMINEES LIMITED 660632 A/C	1,350
GERRARD NOMINEES LIMITED 660758 A/C	6,000
GERRARD NOMINEES LIMITED 660851 A/C	6,500
GERRARD NOMINEES LIMITED 660968 A/C	713
GERRARD NOMINEES LIMITED 768557 A/C	3,350
GERRARD NOMINEES LIMITED 770101 A/C	2,500
GERRARD NOMINEES LIMITED 781271 A/C	3,000
GRIEG MIDDLETON NOMINEES LIMITED	272,472
GRIEG MIDDLETON NOMINEES LIMITED 126066DA A/C	400
GRIEG MIDDLETON NOMINEES LIMITED 523475DN A/C	50,000
INVESTORS BANK AND TRUST CO.	5,610,381
JP MORGAN (BGI CUSTODY) 16331 A/C	141,498
JP MORGAN (BGI CUSTODY) 16338 A/C	33,400
JP MORGAN (BGI CUSTODY) 16341 A/C	310,734
JP MORGAN (BGI CUSTODY) 16342 A/C	74,836
JP MORGAN (BGI CUSTODY) 16400 A/C	4,384,837
JP MORGAN (BGI CUSTODY) 17011 A/C	9,452
JP MORGAN (BGI CUSTODY) 18408 A/C	44,286
JPMORGAN CHASE BANK	751,583
MELLON TRUST - US CUSTODIAN/	22,743
MITSUI ASSET	9,722
R C GREIG NOMINEES LTD	1,855,133
R C GREIG NOMINEES LTD GP1 A/C	178,628
R C GREIG NOMINEES LTD SA1 A/C	108,957
R C GREIG NOMINEES LTD AK1 A/C	595,195
R C GREIG NOMINEES LTD BL1 A/C	142,398
R C GREIG NOMINEES LTD CM1 A/C	70,745
REFLEX NOMINEES LTD	157
STATE STREET BANK AND TRUST CO	9,869
STATE STREET BOSTON	267,069
TRUST & CUSTODY SERVICES BANK	5,889
ZEBAN NOMINEES LTD	336,845

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 26 OCTOBER 2006

12. Total holding following this notification: 25,718,022 SHARES (AT 23 OCTOBER 2006)

13. Total percentage holding of issued class following this notification*: 4.52%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 26 OCTOBER 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Investor Day
Released	07:00 31-Oct-06
Number	2501L

smiths

Smiths Group's Detection division hosts security forum in London

Smiths Detection, part of global technology company Smiths Group, is today hosting a Security & Resilience Forum in London at which a presentation on the current business prospects for the division will be made by Stephen Phipson, Group Managing Director, Smiths Detection. The presentation, which includes only financial information already disclosed, will be published at approximately 2.00pm on the company's website at www.smiths.com/ir.

A number of press releases announcing new products and additional business for Smiths Detection have also been issued this morning. These can also be viewed on the company's website.

-o-

Media:
Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

END

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smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Contract Win
Released	08:38 31-Oct-06
Number	2641L

RNS Number:2641L
Smiths Group PLC
31 October 2006

News Release
London

Smiths wins $222 million US Government contract for radiation detectors

Hand-held and backpack detectors to help protect the United States from the threat of a 'dirty bomb'

SMITHS Detection, part of the global technology business Smiths Group, today announces it has been awarded a contract with a potential total value of $222 million, including options, for radiation detection and identification systems.

The contract was awarded by the US Department of Homeland Security's (DHS) Domestic Nuclear Detection Office (DNDO) under the Human Portable Radiation Detection System (HPRDS).

The DHS has been tasked to ensure that the US remains safe from the threat of illicit importation, development or procurement of a nuclear or radiological device.

Smiths Detection will supply its handheld and backpack Human Portable Radiation Detection System (HPRDS) to the DNDO for use by emergency responders, border patrol agents, customs and coast guard officers and other law enforcement officers.

The detectors can identify and determine the location of incoming radiation and will reliably discriminate between normally-occurring radioactive materials and potential threats.

Stephen Phipson, Group Managing Director of Smiths Detection, said: "We are pleased to be working with the DNDO on this important programme.

"It has always been our intention to add radiation detection to our existing capabilities against chemical, biological and explosive threats. This programme gives us that capability.

"Smiths Detection is a leader in chemical, biological, radiological, nuclear and explosive (CBRNE) security systems. Over the past 30 years, our team has developed, delivered and supported a variety of high performance hand-held and portable security screening systems in use by military and security professionals worldwide.

"Our understanding of radiological and nuclear detection science and technology

enables us rapidly to innovate solutions to new threat situations."

Smiths Detection developed this technology through its relationship with Symetrica, a start-up company that originated at the Department of Physics and Astronomy at the University of Southampton.

Smiths Detection has also been awarded a $7.5 million contract for development and demonstration of personal radiation identifiers under the DNDO Intelligent Personal Radiation Locator (IPRL) programme.

Vayl S. Oxford, DNDO Director, said: "IPRL systems show real promise for the security and safety of first responders, border patrol agents, customs and coast guard officers and other law enforcement personnel.

"Homeland security personnel and first responders will know in real time if they confront a security or safety risk from a device that fits in the palm of their hand."

DNDO is a jointly staffed, national office established to improve America's capability to detect and report unauthorised attempts to import, possess, store, develop or transport nuclear or radiological material.

ENDS

Smiths Group

Smiths is a global technology business, listed on the London Stock Exchange. Smiths Group is a world leader in the practical application of advanced technologies. Our products and services make the world safer, healthier and more productive. Smiths Group has four divisions: Aerospace, Detection, Medical and Specialty. It employs 32,000 people and has over 250 major facilities in 50 countries. For more information visit www.smiths-group.com

About Smiths Detection

Smiths Detection is part of the global technology business Smiths Group. It offers advanced integrated security solutions for customers in civil and military markets worldwide and is a leading technology developer and manufacturer of sensors that detect and identify explosives, chemical and biological agents, weapons, and contraband. Its advanced technology security solutions also include Smiths Heimann x-ray imaging systems, millimeter-wave technology and a specialist software supply business for the management of large sensor and video surveillance networks. Separate business units focus on related products for the life sciences, and food manufacturing industries. For more information visit www.smithsdetection.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Chris Fox
+44 (0)20 8457 8403

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Blocklisting Interim Review
Released	11:26 01-Nov-06
Number	3633L

smiths

01 NOVEMBER 2006

LISTING RULE LR 3.5.6

BLOCKLISTING SIX MONTHLY RETURN

1. Name of *applicant*: SMITHS GROUP PLC

2. Names of schemes:

SMITHS GROUP SHARESAVE SCHEME (FORMERLY SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME)

SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME

SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME

SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME

ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS

TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME

TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME

TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME

TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: FROM 01.05.2006 TO 31.10.2006

4. Balance under scheme from previous return:

SCHEME	*ORDINARY SHARES*
SMITHS GROUP SHARESAVE SCHEME (FORMERLY SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME)	236,312
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	97,127
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	164,111
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	301,265
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	341,081
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	167,023
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	207,513

TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	355,116

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

SCHEME	*ORDINARY SHARES*
SMITHS GROUP SHARESAVE SCHEME (FORMERLY SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME)	800,000
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	6,160,000
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	0
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	0
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	0
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	0
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	0

6. Number of *securities* issued/allotted under scheme during period:

SCHEME	*ORDINARY SHARES*
SMITHS GROUP SHARESAVE SCHEME (FORMERLY SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME)	984,188
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	2,544,099
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	0
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	20,658
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	15,124
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	0
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	8,127

7. Balance under scheme not yet issued/allotted at end of period:

SCHEME	*ORDINARY SHARES*
SMITHS GROUP SHARESAVE SCHEME (FORMERLY SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME)	52,124
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	97,127

SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	3,780,012
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	301,265
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	320,423
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	151,899
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	207,513
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	346,989

8. Number and *class* of *securities* originally listed and the date of admission:

SCHEME		*ORDINARY SHARES*	*DATE OF ADMISSION*
SMITHS GROUP SHARESAVE SCHEME (FORMERLY SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME		229,000	12/06/2001
	AND	240,000	10/07/2001
	AND	265,000	22/08/2001
	AND	600,000	19/04/2002
	AND	277,392	19/08/2002
	AND	285,306	23/06/2003
	AND	273,037	10/07/2003
	AND	282,087	12/08/2003
	AND	250,000	14/06/2004
	AND	250,000	05/08/2004
	AND	250,000	13/09/2004
	AND	200,000	03/08/2005
	AND	200,000	04/08/2005
	AND	200,000	23/08/2005
	AND	200,000	12/09/2005
	AND	200,000	06/07/2006
	AND	200,000	07/07/2006
	AND	200,000	10/07/2006
	AND	200,000	11/07/2006
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME (SINCE 1999)		41,342	11/03/2005
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME		NONE SINCE	1992
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME (SINCE 1999)		225,000	14/03/2005
	AND	220,000	04/05/2005
	AND	200,000	23/06/2005
	AND	200,000	23/09/2005
	AND	200,000	24/10/2005
	AND	190,000	17/01/2006
	AND	190,000	25/01/2006
	AND	190,000	02/02/2006
	AND	190,000	08/03/2006
	AND	190,000	23/05/2006
	AND	190,000	24/05/2006
	AND	190,000	25/05/2006
	AND	190,000	26/05/2006
	AND	200,000	03/08/2006
	AND	200,000	04/08/2006

	AND	200,000	21/09/2006
	AND	200,000	22/09/2006
	AND	200,000	25/09/2006
	AND	200,000	26/09/2006
	AND	200,000	27/09/2006
	AND	200,000	28/09/2006
	AND	200,000	29/09/2006
	AND	200,000	02/10/2006
	AND	200,000	03/10/2006
	AND	200,000	04/10/2006
	AND	200,000	05/10/2006
	AND	200,000	06/10/2006
	AND	200,000	09/10/2006
	AND	200,000	10/10/2006
	AND	200,000	11/10/2006
	AND	200,000	12/10/2006
	AND	200,000	13/10/2006
	AND	200,000	16/10/2006
	AND	200,000	17/10/2006
	AND	200,000	18/10/2006
	AND	200,000	19/10/2006
	AND	200,000	20/10/2006
	AND	200,000	23/10/2006
	AND	200,000	24/10/2006
	AND	200,000	25/10/2006
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS		243,000	01/05/2001
	AND	237,000	08/05/2001
	AND	238,000	11/05/2001
	AND	242,500	16/05/2001
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME		238,000	21/05/2001
	AND	190,000	18/01/2006
	AND	190,000	20/03/2006
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME		244,000	22/05/2001
	AND	238,000	31/05/2001
	AND	610,000	05/04/2002
	AND	600,000	17/04/2002
	AND	273,224	11/07/2003
	AND	283,889	13/08/2003
	AND	284,697	11/11/2003
	AND	300,300	02/12/2003
	AND	301,204	09/12/2003
	AND	225,000	19/01/2005
	AND	225,000	21/01/2005
	AND	220,000	25/04/2005
	AND	190,000	26/01/2006
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME		241,500	24/05/2001
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME		242,700	23/05/2001
	AND	296,956	01/10/2003
	AND	200,000	12/10/2005
	AND	200,000	20/10/2005

9. Total number of *securities* in issue at the end of the period: 569,362,667 ordinary shares

Contact for queries:

10. Name: Neil Burdett
11. Address: Smiths Group plc, 765 Finchley Road, London NW11 8DS
12. Telephone: 020 8457 8229

END

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Regulatory Announcement

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	15:30 06-Nov-06
Number	6198L

smiths

6 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: CATER ALLEN INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDER NAMED ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

   NOT DISCLOSED

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 6 NOVEMBER 2006

12. Total holding following this notification: 27,100,000 SHARES (AS AT 2 NOVEMBER 2006)

13. Total percentage holding of issued class following this notification: 4.76%

14. Any additional information: THE HOLDING IS STATED TO HAVE ARISEN AS A RESULT OF A SECURITIES FINANCING POSITION TAKEN BY A PRINCIPAL TRADING MEMBER OF THE LONDON STOCK EXCHANGE

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 6 NOVEMBER 2006

END

Company	Smiths Group PLC
TIDM	SMIN
Headline	Annual Information Update
Released	18:18 06-Nov-06
Number	6404L

6 NOVEMBER 2006

SMITHS GROUP PLC - ANNUAL INFORMATION UPDATE
PROSPECTUS RULE PR 5.2 R

The Company has published or made available to the public information, in circumstances referred to in Prospectus Rule 5.2.1 R, in the 12 months since the 2005 Annual Information Update was published, as follows :

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE,
LONDON STOCK EXCHANGE

Date and time of filing and publication	*Description of document*
01/11/2005 07:00	Blocklisting Interim Review
01/11/2005 07:00	Annual Information Update
04/11/2005 17:00	Holding(s) in Company
08/11/2005 07:00	Acquisition
08/11/2005 08:25	Smiths Group buys Connecticut-based LiveWave for 17.6 mln usd
09/11/2005 15:03	Holding(s) in Company
15/11/2005 14:36	AGM Statement
15/11/2005 15:04	Smiths Group sees continuing growth in the current year
16/11/2005 17:47	Result of AGM
21/11/2005 13:46	Restatement under IFRS
23/11/2005 10:11	Holding(s) in Company
14/12/2005 11:56	Director/PDMR Shareholding
06/01/2006 14:57	Director/PDMR Shareholding
09/01/2006 16:13	Director/PDMR Shareholding
12/01/2006 17:25	Director/PDMR Shareholding
17/01/2006 12:37	Additional Listing
17/01/2006 14:56	Holding(s) in Company
18/01/2006 12:46	Additional Listing
19/01/2006 14:00	Appointment
24/01/2006 08:56	Additional Listing
25/01/2006 08:47	Additional Listing
01/02/2006 12:28	Additional Listing – Replace
03/02/2006 07:00	Trading Statement
03/02/2006 07:01	Acquisition
03/02/2006 07:47	Smiths Group sees H1 pretax, EPS close to 14 higher yr-on-yr; sales up 20 pct
03/02/2006 08:20	Smiths Group sees H1 pretax, EPS close to 14 pct higher yr-on-yr Update
10/02/2006 11:40	Holding(s) in Company
13/02/2006 15:24	Directorate Change
15/02/2006 15:27	Notice of Results
16/02/2006 10:40	Holding(s) in Company
17/02/2006 17:17	Director Declaration
20/02/2006 07:39	Smiths Group wins 20 mln usd Korean helicopter safety monitoring deal
27/02/2006 10:06	Directorate Change
03/03/2006 10:44	Director Declaration
07/03/2006 12:18	Holding(s) in Company
08/03/2006 09:24	Additional Listing
14/03/2006 10:36	Holding(s) in Company
15/03/2006 07:00	Interim Results
15/03/2006 07:56	Smiths Group posts 18 pct rise in H1 pretax, 10 pct rise in aerospace sales
15/03/2006 09:14	Smiths Group dismisses breakup talk UPDATE

17/03/2006 09:31	Additional Listing
20/03/2006 12:13	Smiths Group transfers majority of 534 UK manufacturing jobs to Mexico
20/03/2006 12:41	Re. Manufacturing in Hythe
23/03/2006 09:34	Smiths Group's aerospace ops win contract with US Navy worth up to 34.5 mln usd
24/03/2006 10:07	Smiths selected to make runway debris detection system in USA
29/03/2006 14:21	Holding(s) in Company
03/04/2006 09:48	Smiths Medical wins 3 mln usd syringe pump contract
06/04/2006 11:52	23M US$ Contract
06/04/2006 12:34	Smiths Group wins 23 mln usd US government contract for mobile X-ray systems
12/04/2006 11:05	Doc re. Interim Report
25/04/2006 09:00	Statement re Contract
25/04/2006 09:21	Smiths wins contract for chemical biological protective shelters from US Govt
26/04/2006 10:24	Smiths Group wins 9 mln usd navigation equipment contract from US military
27/04/2006 13:59	Smiths Group unit wins seventh US JCAD contract option
28/04/2006 07:00	Holding(s) in Company
02/05/2006 16:48	Blocklisting Interim Review
03/05/2006 13:07	Smiths to supply parts for upgrade programme for US Air Force's T-38 trainer
04/05/2006 10:11	Smiths Group unit to supply x-ray scanners to Shanghai Airport
09/05/2006 13:03	Director/PDMR Shareholding
12/05/2006 14:30	Holding(s) in Company
12/05/2006 14:32	Director/PDMR Shareholding
16/05/2006 10:17	Smiths Group supplies equipment to detect explosives on London Underground
17/05/2006 09:35	Smiths Group wins 27.3 mln usd US Dept of Defence contract
22/05/2006 09:24	Additional Listing
23/05/2006 09:25	Smiths Group wins 8 mln usd contract to supply weather system to US marines
23/05/2006 12:34	Additional Listing
24/05/2006 09:32	Additional Listing
25/05/2006 10:44	Holding(s) in Company
25/05/2006 11:38	Additional Listing
25/05/2006 13:45	Smiths Group wins contract to supply security equipment for New York transport
31/05/2006 15:00	Appointment of Group MD
31/05/2006 15:20	Smiths Group appoints Paul Cox as MD of specialty engineering division
14/06/2006 09:02	Director Declaration
20/06/2006 09:04	Smiths Detection to open new Russian factory
21/06/2006 11:36	RF SKF acquires lubrication ops of Smiths Group's John Crane Safematic division
21/06/2006 11:40	RPT SKF acquires lubrication ops of Smiths Group's John Crane Safematic division
22/06/2006 09:34	Smiths Group unit provides medical equipment for World Cup
23/06/2006 12:58	Holding(s) in Company
26/06/2006 12:24	Holding(s) in Company
27/06/2006 12:43	Smiths Group wins 9.5 mln usd chemical warfare detection equipment order
29/06/2006 11:07	Smiths wins 2 mln sgd deal to supply x-ray screening equipment to Singapore
05/07/2006 09:45	Additional Listing
05/07/2006 13:18	Smiths Group wins 21 mln usd HUMS deal for AgustaWestland Lynx Helicopters
06/07/2006 12:34	Additional Listing
07/07/2006 08:53	Additional Listing
10/07/2006 08:44	Additional Listing
10/07/2006 10:20	Holding(s) in Company
10/07/2006 17:53	Smiths Group's medical division awarded contract with US firm Premier
17/07/2006 11:02	Smiths Medical wins US healthcare orders
18/07/2006 10:32	Smiths Group unit gets Dubai airport contract
18/07/2006 10:36	Smiths Group unit in long-term research partnerships with UK universities
19/07/2006 06:24	Farnborough IDD Aerospace wins Smiths deal for F-35 Joint Strike

	Fighter
26/07/2006 10:22	Director Declaration
01/08/2006 16:10	Director/PDMR Shareholding
02/08/2006 09:14	Re Contract
02/08/2006 09:37	Smiths wins Rolls-Royce parts contract worth up to 20 mln usd a year
02/08/2006 11:10	Additional Listing
03/08/2006 09:52	Additional Listing
07/08/2006 12:31	Holding(s) in Company
09/08/2006 18:08	Director/PDMR Shareholding
10/08/2006 07:00	Trading Statement
10/08/2006 07:34	Smiths expects FY profits 'well ahead' of 2005, in line with forecasts
10/08/2006 07:51	Smiths expects full year profits 'well ahead' of 2005, to meet forecasts Update
15/08/2006 15:44	Directorate Change
15/08/2006 16:04	Smiths Group announces death of non-exec director Robert White O'Leary
06/09/2006 12:48	Notice of Results and AGM
06/09/2006 16:40	Directorate Change
06/09/2006 17:40	Smiths Group new FD John Langston has taken over from retiring Alan Thomson
19/09/2006 10:43	Additional Listing
20/09/2006 10:10	Additional Listing
21/09/2006 12:13	Additional Listing
25/09/2006 14:11	Additional Listing
26/09/2006 10:50	Additional Listing
27/09/2006 07:01	Final Results
27/09/2006 07:05	Re Contract
27/09/2006 07:05	Re Contract
27/09/2006 07:05	Re Contract
27/09/2006 07:35	Smiths Group reports positive outlook, FY profits rise 22 pct to 492 mln stg
27/09/2006 08:06	Smiths Group positive on outlook as FY profits rise 22 pct to 492 mln stg Update
27/09/2006 09:07	Smiths Group sees positive outlook, FY profits rise 22 pct to 492 mln stg Update
27/09/2006 09:15	Additional Listing
27/09/2006 11:57	Smiths Group says Airbus delays unlikely to hit it, writes down TI shares Update
28/09/2006 10:06	Smiths wins 10 mln usd Black Hawk helicopter support contract from US Navy
28/09/2006 13:40	Additional Listing
29/09/2006 11:13	Additional Listing
02/10/2006 11:38	Additional Listing
02/10/2006 17:26	Director/PDMR Shareholding
03/10/2006 09:53	Additional Listing
03/10/2006 14:35	Smiths unit wins 10 mln usd security systems contract for Thai Airways
04/10/2006 10:23	Additional Listing
05/10/2006 11:28	Additional Listing
06/10/2006 11:19	Additional Listing
09/10/2006 09:37	Additional Listing
10/10/2006 09:03	Additional Listing
11/10/2006 09:13	Additional Listing
11/10/2006 11:29	Holding(s) in Company
12/10/2006 13:44	Additional Listing
13/10/2006 10:57	Additional Listing
16/10/2006 10:35	Additional Listing
17/10/2006 10:07	Additional Listing
18/10/2006 09:44	Additional Listing
19/10/2006 09:11	Additional Listing
19/10/2006 16:04	Smiths Group wins 47 mln usd 10-yr contract by Lockheed Martin for F-22 fighter
20/10/2006 09:26	Additional Listing
23/10/2006 09:17	Additional Listing
24/10/2006 10:48	Additional Listing
24/10/2006 15:33	Smiths Group wins contract to supply transformer units to Boeing
24/10/2006 17:22	Annual Report and Accounts
25/10/2006 15:34	Smiths Aerospace awarded contract for Embraer Phenom 300
26/10/2006 12:42	Holding(s) in Company
31/10/2006 07:00	Investor day

31/10/2006 08:38	Contract Win
01/11/2006 11:26	Block Listing Interim review
06/11/2006 15:30	Holding(s) in Company

The text of the documents referred to above were, at the date of this update, capable of being viewed by visiting the "Market News" section of the London Stock Exchange's website, www.londonstockexchange.com, and searching for Smiths Group plc with appropriate date parameters.

INFORMATION POSTED ON THE COMPANY'S WEBSITE WWW.SMITHS.COM

ANNOUNCEMENTS AND RELEASES

Date posted	*Description of announcement/release*
28/10/2005	Smiths Aerospace grows engine components business in North Carolina, USA
08/11/2005	Smiths Group's acquisition extends Detection technology range
15/11/2005	Annual General Meeting of Smiths Group plc
21/11/2005	Smiths Group: Transition to International Financial Reporting Standards (IFRS)
19/01/2006	Smiths Group appoints new managing director for its Medical division
30/01/2006	Smiths among world's 100 most sustainable companies
31/01/2006	Smiths Group appoints new Director of Environment, Health and Safety
03/02/2006	Smiths Group expands its Interconnect business
03/02/2006	Smiths Group: current trading
20/02/2006	Smiths Aerospace selected for South Korean Helicopter Program
23/02/2006	New Centre of Excellence confirms John Crane's confidence in India
27/02/2006	Smiths Group directorate change
09/03/2006	Times Microwave Systems honoured by Boeing as supplier of the year
10/03/2006	Smiths wins cargo screening contract from Belgian Customs
15/03/2006	Smiths Group Interim Results 2006
20/03/2006	Smiths Medical announces intention to end manufacturing in Hythe
23/03/2006	Smiths Aerospace selected by U.S. Navy for F/A-18
24/03/2006	Smiths selected to make runway debris detection system in USA
03/04/2006	Smiths creates first mobile security screening checkpoint at US commuter station
03/04/2006	Smiths Medical wins $3 million contract with Massachusetts General Hospital
06/04/2006	Smiths awarded $23 million U.S. Government contract for mobile high-energy X-ray systems
21/04/2006	Smiths Group businesses win two prestigious Queen's Awards: Aerospace
21/04/2006	Smiths Group businesses win two prestigious Queen's Awards: John Crane
25/04/2006	Smiths wins five year Department of Defense contract to provide chemical biological protective shelters
25/04/2006	Cleo 90 Infusion Set from Smiths Medical wins medical design excellence award
26/04/2006	Smiths selected for $9 million in Land Navigation contract
27/04/2006	Smiths wins seventh contract option for the US Joint Chemical Agent Detector (JCAD) Program
03/05/2006	Smiths selected to provide $90m in engine upgrades for T-38 Trainer
04/05/2006	Smiths signs major contract to supply carry-on luggage screening equipment for Shanghai Pudong International Airport
16/05/2006	Smiths security screening equipment selected for trial on the Tube
17/05/2006	Smiths provides Thrust Reverser Actuation System for B747-8
17/05/2006	Smiths wins $27.3 million U.S. Department of Defense contract for Automatic Chemical Agent Detector Alarm (ACADA) Units
22/05/2006	Smiths wins order for Boeing P-8A Multi-Mission Maritime Aircraft Program (MMA)
23/05/2006	Smiths wins $8 million Department of Defense contract for next generation meteorological system for U.S. Marine Corps
24/05/2006	Smiths introduces new hand-held chemical analyser for emergency responders in Europe
25/05/2006	Smiths explosive detection and chemical identifier deployed in New York transit system
31/05/2006	Appointment of Group Managing Director, Specialty Engineering and details of Finance Director transition
06/06/2006	Smiths IONSCAN 500DT receives TSA certification for Explosives Trace Detection systems (ETD)
14/06/2006	Smiths opens engine components facility in North Carolina

14/06/2006	Smiths Group appoints new non-executive director
20/06/2006	Smiths Detection extends global operations to Russia with opening of new production facility in St Petersburg
21/06/2006	Smiths security equipment selected for trial on the Tube
22/06/2006	Smiths provides medical equipment for the World Cup
27/06/2006	Smiths wins $9.5 million Department of Defense contract for Improved Chemical Agent Monitor (ICAM) units
29/06/2006	Smiths to supply x-ray screening equipment for Changi International Airport, Singapore
05/07/2006	Smiths selected to provide HUMS technology for the new Future Lynx Helicopters
17/07/2006	Smiths Aerospace delivers F-35 JSF technology for first flight
17/07/2006	Smiths Aerospace Components - Poland signs $50M agreement with WSK Rzeszow
17/07/2006	Smiths wins participation in two multi-million dollar medical contracts
17/07/2006	Smiths Aerospace provides In-Flight Refuelling Probe for the A400 aircraft
18/07/2006	Smiths Aerospace allies with universities for technology research programmes
18/07/2006	Smiths wins Automatic Explosives Detection Systems contract for new Dubai terminal
19/07/2006	Smiths wins second design excellence award for groundbreaking insulin infusion set
19/07/2006	Smiths partners with Boeing for GoldCare service solution for Boeing 787 Dreamliner operators
25/07/2006	New York Police Department purchases Smiths advanced portable explosives detection equipment
31/07/2006	Smiths wins contract with HM Customs for drugs and explosives detectors
01/08/2006	Smiths launches new embryo replacement catheters
02/08/2006	Smiths selected to provide engine components on Trent 1000
07/08/2006	Smiths Medical named Manufacturer of the Year by Tri-anim in the US
10/08/2006	Smiths Group: year-end trading update
17/08/2006	Smiths supplies Lightweight Chemical Detector to Advanced CBRN Detection Robot
15/09/2006	Smiths donates medical equipment to World Health Organisation
21/09/2006	Competition to discover new security technology announces five finalists
27/09/2006	Smiths reports continued strong growth in sales and headline earnings in 2006, and raises the annual dividend by 8.1%
27/09/2006	Smiths Group announces $100 million of new contracts
27/09/2006	Smiths wins $71 million US Government contract for explosives detectors
27/09/2006	Smiths Aerospace awarded $20 million contract on Presidential helicopter
27/09/2006	Smiths wins major security systems contract for Thai Airways
27/09/2006	Smiths x-ray equipment helps Caribbean authorities seize $40 million of cocaine
28/09/2006	Smiths awarded $10 million US Navy contract for H-60 helicopters - Latest
28/09/2006	Smiths to supply advanced explosives trace portals to United States Registered Traveller programme - LATEST
19/10/2006	Smiths awarded $47 million support contract for the F-22 fighter aircraft
23/10/2006	Smiths integrated actuation technology successfully supports first flight of Gulfstream
25/10/2006	Smiths Aerospace awarded electrical power contract on Hercules modernization programme
25/10/2006	Winner of competition to discover new security technologies announced tomorrow
31/10/2006	Home Secretary John Reid speaks at Smiths Detection security forum
31/10/2006	Smiths wins $222 million US Government contract for radiation detectors
31/10/2006	Smiths Detection displays new explosives detection technology
31/10/2006	Smiths launches a new people screening system
31/10/2006	Intelligence most powerful weapon in war on terror, survey finds
31/10/2006	Smiths advanced x-ray equipment helps Peruvian authorities seize 900 kilos of narcotics

PRESENTATIONS

Month posted	*Description of presentation*
Nov 2005	Meetings with US Investors
Dec 2005	Meetings with Investors in Switzerland & Germany
Dec 2005	The SG Premium Review, Paris

Mar 2006	DrKW Capital Goods Conference
Mar 2006	Meeting with analysts and investors, Detection, Wiesbaden
Mar 2006	Meeting with analysts and investors, Specialty, Wiesbaden
Mar 2006	An insight into Smiths R&D investment, Wiesbaden
Mar 2006	Interim Results 2006
Apr 2006	Investor visit to John Crane Slough
Apr 2006	Specialty Engineering, Slough
Apr 2006	Meeting with UKSA
Jun 2006	Investors' visit to Smiths Medical, Southington, CT
Jun 2006	JP Morgan Capital Goods & Aerospace Conference
Jul 2006	Meetings with investors, Farnborough Airshow
Sep 2006	Preliminary Results 2006
Oct 2006	Smiths Detection security and resilience forum

DOCUMENTS

Date posted	*Description of document*
23/11/2005	Report & Accounts 2005
07/10/2005	Summary 2005 EHS Report
07/10/2005	Full 2005 EHS Report
17/11/2005	Update on Group EHS Targets
16/11/2005	Proxy Voting Disclosure
23/11/2005	AGM Questions & Answers
23/11/2005	Transition to IFRS
11/04/2006	Interim Report 2006
28/07/2006	Audit Committee Terms of Reference
13/10/2006	Notice of Meeting
13/10/2006	Proxy Voting Form
16/10/2006	Summary Financial Statement 2006
16/10/2006	Report & Accounts 2006

The documents referred to above are available to view on the Company's website, www.smiths.com, and will remain for a minimum of 12 months from the date of posting.

DOCUMENTS FILED WITH COMPANIES HOUSE

Date published	*Type*	*Document Description*
25/10/2005	88(2)R	Return of allotments of shares issued for cash
25/10/2005	88(2)R	Return of allotments of shares issued for cash
25/10/2005	88(2)R	Return of allotments of shares issued for cash
25/10/2005	88(2)R	Return of allotments of shares issued for cash
27/10/2005	88(2)R	Return of allotments of shares issued for cash
02/11/2005	88(2)R	Return of allotments of shares issued for cash
04/11/2005	88(2)R	Return of allotments of shares issued for cash
04/11/2005	88(2)R	Return of allotments of shares issued for cash
04/11/2005	88(2)R	Return of allotments of shares issued for cash
04/11/2005	88(2)R	Return of allotments of shares issued for cash
17/11/2005	88(2)R	Return of allotments of shares issued for cash
17/11/2005	88(2)R	Return of allotments of shares issued for cash
17/11/2005	88(2)R	Return of allotments of shares issued for cash
21/11/2005	88(2)R	Return of allotments of shares issued for cash
21/11/2005	88(2)R	Return of allotments of shares issued for cash
29/11/2005	RES11	Disapplication of pre-emption rights
05/12/2005	88(2)R	Return of allotments of shares issued for cash
05/12/2005	88(2)R	Return of allotments of shares issued for cash
05/12/2005	88(2)R	Return of allotments of shares issued for cash
05/12/2005	88(2)R	Return of allotments of shares issued for cash
05/12/2005	88(2)R	Return of allotments of shares issued for cash
05/12/2005	88(2)R	Return of allotments of shares issued for cash
05/12/2005	88(2)R	Return of allotments of shares issued for cash
05/12/2005	88(2)R	Return of allotments of shares issued for cash
05/12/2005	88(2)R	Return of allotments of shares issued for cash
05/12/2005	88(2)R	Return of allotments of shares issued for cash
11/12/2005	363A	Annual Return

19/12/2005	88(2)R	Return of allotments of shares issued for cash
19/12/2005	88(2)R	Return of allotments of shares issued for cash
19/12/2005	88(2)R	Return of allotments of shares issued for cash
19/12/2005	88(2)R	Return of allotments of shares issued for cash
19/12/2005	88(2)R	Return of allotments of shares issued for cash
19/12/2005	88(2)R	Return of allotments of shares issued for cash
20/12/2005	88(2)R	Return of allotments of shares issued for cash
20/12/2005	88(2)R	Return of allotments of shares issued for cash
20/12/2005	88(2)R	Return of allotments of shares issued for cash
09/01/2006	88(2)R	Return of allotments of shares issued for cash
09/01/2006	88(2)R	Return of allotments of shares issued for cash
09/01/2006	88(2)R	Return of allotments of shares issued for cash
09/01/2006	88(2)R	Return of allotments of shares issued for cash
09/01/2006	88(2)R	Return of allotments of shares issued for cash
09/01/2006	88(2)R	Return of allotments of shares issued for cash
11/01/2006	88(2)R	Return of allotments of shares issued for cash
11/01/2006	88(2)R	Return of allotments of shares issued for cash
18/01/2006	88(2)R	Return of allotments of shares issued for cash
18/01/2006	88(2)R	Return of allotments of shares issued for cash
18/01/2006	88(2)R	Return of allotments of shares issued for cash
18/01/2006	88(2)R	Return of allotments of shares issued for cash
24/01/2006	88(2)R	Return of allotments of shares issued for cash
24/01/2006	88(2)R	Return of allotments of shares issued for cash
28/01/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
18/02/2006	88(2)R	Return of allotments of shares issued for cash
03/03/2006	88(2)R	Return of allotments of shares issued for cash
08/03/2006	288B	Notice of change of directors or secretaries or in their particulars
10/03/2006	88(2)R	Return of allotments of shares issued for cash
17/03/2006	88(2)R	Return of allotments of shares issued for cash
17/03/2006	88(2)R	Return of allotments of shares issued for cash
17/03/2006	88(2)R	Return of allotments of shares issued for cash
23/03/2006	88(2)R	Return of allotments of shares issued for cash
07/04/2006	88(2)R	Return of allotments of shares issued for cash
21/04/2006	88(2)R	Return of allotments of shares issued for cash
21/04/2006	88(2)R	Return of allotments of shares issued for cash
21/04/2006	88(2)R	Return of allotments of shares issued for cash
21/04/2006	88(2)R	Return of allotments of shares issued for cash
21/04/2006	88(2)R	Return of allotments of shares issued for cash
21/04/2006	88(2)R	Return of allotments of shares issued for cash
21/04/2006	88(2)R	Return of allotments of shares issued for cash
21/04/2006	88(2)R	Return of allotments of shares issued for cash
21/04/2006	88(2)R	Return of allotments of shares issued for cash
26/04/2006	88(2)R	Return of allotments of shares issued for cash
28/04/2006	88(2)R	Return of allotments of shares issued for cash
18/05/2006	88(2)R	Return of allotments of shares issued for cash
18/05/2006	88(2)R	Return of allotments of shares issued for cash
18/05/2006	88(2)R	Return of allotments of shares issued for cash
18/05/2006	88(2)R	Return of allotments of shares issued for cash
18/05/2006	88(2)R	Return of allotments of shares issued for cash
18/05/2006	88(2)R	Return of allotments of shares issued for cash

18/05/2006	88(2)R	Return of allotments of shares issued for cash
18/05/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
15/06/2006	88(2)R	Return of allotments of shares issued for cash
11/07/2006	288A	Notice of change of directors or secretaries or in their particulars
21/07/2006	88(2)R	Return of allotments of shares issued for cash
21/07/2006	88(2)R	Return of allotments of shares issued for cash
21/07/2006	88(2)R	Return of allotments of shares issued for cash
21/07/2006	88(2)R	Return of allotments of shares issued for cash
21/07/2006	88(2)R	Return of allotments of shares issued for cash
24/07/2006	88(2)R	Return of allotments of shares issued for cash
02/08/2006	88(2)R	Return of allotments of shares issued for cash
02/08/2006	88(2)R	Return of allotments of shares issued for cash
02/08/2006	88(2)R	Return of allotments of shares issued for cash
02/08/2006	ZMORT REG	Particulars of a mortgage or charge, or a mortgage register
04/08/2006	403A	Declaration of satisfaction in full or in part of mortgage or charge
18/08/2006	88(2)R	Return of allotments of shares issued for cash
18/08/2006	88(2)R	Return of allotments of shares issued for cash
18/08/2006	88(2)R	Return of allotments of shares issued for cash
18/08/2006	88(2)R	Return of allotments of shares issued for cash
18/08/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	288B	Notice of change of directors or secretaries or in their particulars
23/10/2006	288B	Notice of change of directors or secretaries or in their particulars
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash
23/10/2006	88(2)R	Return of allotments of shares issued for cash

Copies of the documents listed above are available through Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM

Date submitted	*Document*
16/11/2005	Resolutions passed as items of special business at the 2005 AGM
11/04/2006	Interim Report and Accounts 2006
23/10/2006	Annual report and accounts 2006
23/10/2006	Summary Financial Statement 2006
23/10/2006	Notice of Annual General Meeting (2006)
23/10/2006	Form of Proxy for 2006 Annual General Meeting

Information on documents submitted to the UK Listing Authority may be found by contacting the Document Viewing Facility, UK Listing Authority, The Financial Service Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel: 020

Note: Some documents have been submitted to the Regulatory News Service and posted on the Company's own website: other documents have been filed at Companies House and submitted to the UKLA Document Disclosure Team and also made available in electronic form through the Company's website.

Warning: The information contained in the various documents referred to above is by its nature historic, may be out of date and should not be relied upon as reflecting the current or future position of the Company. Certain information was prepared for and only for the members of the Company as a body and for no other persons and its purpose was to assist shareholders to assess the Company's strategies and the potential for those strategies to succeed and for no other purpose. The Company, its directors, employees, agents or advisers do not accept or assume responsibility for any other purpose or to any other person to whom such documents are shown or into whose hands they may come and any such responsibility or liability is expressly disclaimed. Certain documents contain forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries, sectors and markets in which the Company operates. These and other factors could adversely affect the outcome and financial effects of the plans and events described. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions because they relate to events and/or depend on circumstances that may or may not occur in the future and could cause actual results and outcomes to differ materially from those expressed in or implied by the forward looking statements. At the time of writing of such documents, it was believed that the expectations reflected in these statements were reasonable but they may be affected by a wide range of such variables. No assurances can be given that the forward looking statements will be realised. The forward looking statements reflect the knowledge and information available at the date of their preparation.

END

Close

DOCUMENTS FILED WITH COMPANIES HOUSE

10 OCTOBER TO 7 NOVEMBER 2006

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	59,733	42,700	33,308
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	750p	790p	807p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 135,741
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **135,741**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] Date 29.09.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./AL/11266	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	33,000	10,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig:ESOS Part Id:142CN)	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	43,000
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	43,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] [signature] **Date** 11/10/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/LB/11550 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,000	10,000	3,028
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	790p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID 142CN Desig ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 31,028
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **31,028**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 23/10/2000

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/11572 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

1 of 2

;hares allotted (including bonus shares):

)ate or period during which :hares were allotted
If shares were allotted on one date ·nter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	10	2006			

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
lumber allotted	304	2,886	2,387
lominal value of each share	25p	25p	25p
mount (if any) paid or due on each hare *(including any share premium)*	721.00p	608.00p	554.00p

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

: the allotted shares are fully or partly paid up otherwise than in cash please state:

₀ that each share is to be eated as paid up			

:onsideration for which ıe shares were allotted
'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ›ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] Date 11/10/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share[s]

[C]HFPO83

[C]ompany Number: 137013

[C]ompany name in full: SMITHS GROUP PLC

2 of 2

[S]hares allotted (including bonus shares):

[D]ate or period during which [s]hares were allotted
[I]f shares were allotted on one date [e]nter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year

[C]lass of shares *([o]rdinary or preference etc)*	Ordinary		
[N]umber allotted	500		
[N]ominal value of each share	25p		
[A]mount (if any) paid or due on each [s]hare *(including any share premium)*	525.00p		

[L]ist the names and addresses of the allottees and the number of shares allotted to each overleaf

[I]f the allotted shares are fully or partly paid up otherwise than in cash please state:

[%] that each share is to be [tr]eated as paid up

[C]onsideration for which [th]e shares were allotted
[T]his information must be supported by [th]e duly stamped contract or by the duly [st]amped particulars on Form 88(3) if the [co]ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number alloted 6,077
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **6,077**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant **Date** 11/10/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	DAVID	BROWN	57 WINNHAM DRIVE	FAREHAM	HAMPSHIRE		PO16 8QG	666
MR	DARRELL LEE	CROSSLEY	3 ARKLE CLOSE	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE	GL50 4RE	555
MR	IAN CHARLES	EPHGRAVE	9 SOUTHERN ROAD	LECKHAMPTON	CHELTENHAM	GLOUCESTERSHIRE	GL53 9AW	341
MR	JAMES	GILBERT	4 SHANGTUNG PLACE	MOOR ROAD	CHESHAM	BUCKINGHAMSHIRE	HP5 1SF	682
MR	JOHN OLIVER	HABGOOD	47 DARK LANE	SWINDON VILLAGE	CHELTENHAM	GLOUCESTERSHIRE	GL51 9RN	555
MR	CLIVE EWART	HERBERT	119 CIRENCESTER ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL53 8DB	101
MR	KARL WILLIAM	KENT	10 CASTLE CLOSE	PITSTONE	LEIGHTON BUZZARD	BEDFORDSHIRE	LU7 9FB	341
MR	EDWARD JAMES	MULVEAGH	56 BIBURY ROAD	BENHALL	CHELTENHAM	GLOUCESTERSHIRE	GL51 6AY	1,792
MISS	MARIE GERALDINE	MURPHY	45 MAFEKING AVENUE	NEWBURY PARK	ILFORD	ESSEX	IG2 7AP	203
MR	NIGEL JOHN	RICKETTS	KILRONAN COMMONSIDE	WESTBOURNE	EMSWORTH	HAMPSHIRE	PO10 8TD	341
MR	JEFFREY	ROBINSON	3 PARKGATE ROAD	CONNOR	BALLYMENA	COUNTY ANTRIM	BT42 3LE	500
								6,077

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,252		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	805.07p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number alloted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	2,252
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**2,252**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] Date 11/10/2006

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	ANDREW ERNEST	BLANK	70 NORMANHURST AVENUE	BOURNEMOUTH			BH8 9NR	182
MR	MARTIN ROBERT	CARR	120 BRENDA ROAD	HARTLEPOOL	CLEVELAND		TS25 1QF	182
MR	STEVEN JOHN	CARR	36 THE GROVE	NETLEY ABBEY	SOUTHAMPTON		SO31 5FP	109
MR	MALCOLM PHILLIP	DIPLOCK	FAIRWAYS	IVETSEY BANK ROAD	BISHOPSWOOD	STAFFORD	ST19 9AE	228
MR	ROBERT DOUGLAS	EDWARDS	50 KESTREL GROVE	WILLENHALL	WEST MIDLANDS		WV12 5HQ	365
MR	KEITH STUART	MCLACHLAN	127 MORSTEN ROAD	BUSHBURY	WOLVERHAMPTON		WV10 8LA	456
MRS	ASHA R	RALHAN	74A OATLANDS DRIVE	SLOUGH			SL1 3HU	730
							TOTAL	**2,252**

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	37,913	33,300	2,380
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	790p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID 142CN Desig ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 73,593
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **73,593**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 13/10/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/11613 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	48,500	60,000	5,990
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	790p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 16.10.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/TK/11654 Tel: 01903 833570

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	12	10	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,357	4,918	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	823p	907.23p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited / Part ID 142CN / Desig ESOS Address 20 Moorgate London UK Postcode E C2 R 6 DA	Class of shares allotted Ordinary	Number allotted 121,765
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **121,765**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 16.10.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/TK/11654 Tel: 01903 833570

DX number DX exchange

BULS BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	39,000	54,200	5,992
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	790p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142NC Address 20 Moorgate, London UK Postcode EC2 R 6DA	Class of shares allotted Ordinary	Number allotted 101,794
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **101,794**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 17/10/2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E11675 Tel: 01903 833393

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,602		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	823p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name see attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 17/10/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/E11675	Tel: 01903 833393
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,500	5,600	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2 R 6DA	Class of shares allotted Ordinary	Number allotted 9,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **9,100**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 18. 16. 2006

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/11699 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15,000	16,500	2,882
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	790p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	34,382
UK Postcode EC2 R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**34,382**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant Date 19/10/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/KC/E11735 Tel: 01903 833874

DX number DX exchange

88(2)

CHFPO83

Return of Allotment of Shares

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	203	3,111	329
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	608.00p	645.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

	Class of shares allotted	Number alloted
Name Address Postcode		
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

ligned Assistant ______ Date 13/10/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

'lease give the name, address,
elephone number and, if available,
DX number and Exchange of the
erson Companies House should
ontact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

CHFPO83

Return of Allotment of Shares

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,409	1,193	107
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number alloted 8,352
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **8,352**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

igned Assistant Date 13/10/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	MARTIN RUSSELL	BOYCE	3 COTHEY WAY	RYDE	ISLE OF WIGHT		PO33 1QY	775
MR	NOEL R	FULLERTON	128 SLATT ROAD	BALLYMENA	COUNTY ANTRIM		BT42 2JJ	366
MR	PETER MARTIN	GUTER	12 NOWER HILL	PINNER	MIDDLESEX		HA5 5QU	444
MR	ROGER NICHOLAS	HALL	1 CRANSTOCK CLOSE	THE FAIRWAYS	BILLINGHAM	CLEVELAND	TS22 5RS	444
MR	MARK TIMOTHY	HARRISON	49 WELLSPRINGS ROAD	LONGLEVENS	GLOUCESTER	GLOUCESTERSHIRE	GL2 0NJ	222
MR	KENNETH	LAING	105 MARFORD CRESCENT	SALE	CHESHIRE		M33 4DN	666
MR	FRANK GRAHAM ANDREW	OSBORNE	27 BAFFORD APPROACH	CHARLTON KINGS	CHELTENHAM	GLOUCESTERSHIRE	GL53 9JG	443
MR	NIGEL GEOFFREY	PENN	THE CHASE	GLOUCESTER STREET	NEWENT	GLOUCESTERSHIRE	GL18 1AF	555
MR	KEITH ANDREW	ROBERTS	TIMBURY HOUSE	EDGE HILL	WOOD END	ATHERSTONE	CV9 2QR	682
MR	JOHN RICHARD	SAVAGE	2 ITCHEN CLOSE	WEST WELLOW	ROMSEY	HAMPSHIRE	SO51 6GX	682
MR	JAMES PATRICK	WAIDE	13 DUNFANE PARK	FRYS ROAD	BALLYMENA	COUNTY ANTRIM	BT43 7AH	519
MR	KEVIN IAN	WATKINS	28 FOREST PATCH	BERRY HILL	COLEFORD	GLOUCESTERSHIRE	GL16 8RB	885
MR	STEPHEN ANTHONY	WATSON	2 MAPLE DRIVE	FERNDOWN	DORSET		BH22 0ST	334
MR	CHRISTOPHER JAMES	WHITE	37 LICHFIELD DRIVE	WARDEN HILL	CHELTENHAM	GLOUCESTERSHIRE	GL51 6DJ	238
MR	MICHAEL JOHN	WHITLOCK	79 FREEGROUNDS ROAD	HEDGE END	SOUTHAMPTON	HAMPSHIRE	SO30 0HZ	341
MR	KEITH MICHAEL	YORK	20 BARNES LANE	SARISBURY GREEN	SOUTHAMPTON	HAMPSHIRE	SO31 7BZ	341
MR	WILLIAM JAMES	YOUNG	51 ROSSES MEADOW	TULLYGARLEY	BALLYMENA	COUNTY ANTRIM	BT42 2SD	415
								8,352

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
18	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	61,000	43,500	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2 R 6DA	Class of shares allotted Ordinary	Number allotted 104,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **104,500**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 23/10/06

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E11770 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	39,000	26,500	8,358
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	790p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] [signature] **Date** 23/10/06

~~A~~ director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/KC/E11814 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,679		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	823p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limites (Desig: ESOS Part ID 142CN) Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 79,537
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **79,537**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 23/10/06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E11814 Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30,000	33,500	6,075
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	823p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2 R 6DA	Class of shares allotted Ordinary	Number allotted 69,575
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **69,575**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 24/10/2000

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E11845 Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,919		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	823p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr Neil Robert Burdett Address 5 Oak House, Parson Street Hendon, London UK Postcode NW4 1QJ	Class of shares allotted Ordinary	Number allotted 1,919
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,919**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 30/10/2006

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/KC/11885	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	30,000	33,500	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2 R 6DA	Ordinary	63,500
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	63,500

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 27/10/08

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E11912 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	25	OCT	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	456		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Stephen Mark Amos	Class of shares allotted	Number alloted
Address	50 Darell Close, The Holly Grove, Quedgeley, Gloucester	Ordinary	456
Postcode	GL2 4YR		
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**Total**	**456**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 26/10/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

1 of 1

;hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
)ate or period during which hares were allotted *f shares were allotted on one date nter that date in the "from" box.)*	25	10	2006			

:lass of shares *ɔrdinary or preference etc)*	Ordinary		
lumber allotted	2,385		
lominal value of each share	25p		
.mount (if any) paid or due on each hare *(including any share premium)*	554.00p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

' the allotted shares are fully or partly paid up otherwise than in cash please state:

; that each share is to be eated as paid up			

onsideration for which ıe shares were allotted *'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ıntract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	Mr Paul Douglas Arnold	Class of shares allotted	Number alloted
Address	62 Ley Side, Broham, Bedford, Bedfordshire.	Ordinary	1,023
Postcode	MK43 8NE		
Name	Mr Steven John Greenaway	Class of shares allotted	Number alloted
Address	46 Emily Street, Burnley. Lancashire.	Ordinary	545
Postcode	BB11 2HR		
Name	Mr Christopher Paul Shone	Class of shares allotted	Number alloted
Address	22 Frampton Road, Hythe, Kent.	Ordinary	272
Postcode	CT21 6JP		
Name	Mr Matthew Tearle	Class of shares allotted	Number allotted
Address	35 Hag Hill Rise, Taplow, Maidenhead, Berkshire.	Ordinary	341
Postcode	SL6 0LT		
Name	Mr Kevin Richard Wilson	Class of shares allotted	Number allotted
Address	4 Acacia Close, Prestbury, Cheltenham, Gloucestershire.	Ordinary	204
Postcode	GL52 3EQ		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant **Date** 25/10/2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,600		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	669p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2 R 6DA	Ordinary	5,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,600

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant **Date** 27. 10. 2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/KC/E11935 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	114,500	102,100	4,368
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	750p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 03/11/06

~~A director~~ / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/E11958	Tel: 01903 833874
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 2 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,579	32,923	9,837
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765p	790p	849.79p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 03/04/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E11958 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,543		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	858.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2 R 6DA	Class of shares allotted Ordinary	Number allotted 267,283
Name Mrs.Deborah Jane Davis Address 17 Whitehorn Drive Prestbury Cheltenham Glos UK Postcode G L 5 2 5 L L	Class of shares allotted Ordinary	Number allotted 1,567
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **268,850**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 03/11/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/11958 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,500	3,063	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	669p	858.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2 R 6DA	Class of shares allotted Ordinary	Number allotted 16,500
Name Mr Jeffrey Michael Hawkes Address 8 St Faiths Close, Newton Longville, Milton Keynes, Buckinghamshire UK Postcode MK17 0BA	Class of shares allotted Ordinary	Number allotted 3,063
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **19,563**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 03/11/06

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/KC/E11999	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	24,000	26,500	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2 R 6DA	Class of shares allotted Ordinary	Number allotted 50,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **50,500**

Please enter the number of continuation sheet(s) ~~(if any)~~ attached to this form : ☐

igned Assistant [signature] **Date** 03/11/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E12022 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	669p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 16,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **16,500**

Please enter the number of continuation sheet(s) ~~(if any)~~ attached to this form : 0

Signed [signature] Date 03/11/06

~~A director~~ / secretary / ~~administrator~~ / administrative ~~receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/12058	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	775		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	805.07		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Gerard Dougan Address 86 Staffordstown Road, Randalstown, Antrim Postcode BT41 3LQ	Class of shares allotted Ordinary	Number alloted 228
Name Mr Andrew RJ Faulkner Address 6 Blaze Park, Kindswinford, West Midlands Postcode DY6 0LL	Class of shares allotted Ordinary	Number alloted 547
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **775**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 08/11/2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	18,000	15,600	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2 R 6DA	Class of shares allotted Ordinary	Number allotted 33,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **33,600**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 06/11/2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/KC/E12100	Tel: 01903 833874
DX number	DX exchange

88(2)

CHFPO83

Return of Allotment of Share:

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	11	2006			

Class of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	407	1,332	1,432
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	608.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ________________________ **Date** ________________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	414		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	525.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number alloted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	3,585
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**3,585**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ____________________ **Date** ____________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	GILLIAN	BAILEY	53 WORCESTER CRESCENT	MILL HILL	LONDON		NW7 4LP	682
MR	MORRIS WILSON	CARTER	11 VERVAIN CLOSE	CHURCHDOWN	GLOUCESTER	GLOUCESTERSHIRE	GL3 1LT	341
MR	WILLIAM JAMES	CAUSON	5 STREAMSIDE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8XG	207
MR	KEITH BARRY	HALL	55 FIRTREE WAY	SHOLING	SOUTHAMPTON	HAMPSHIRE	SO19 8AZ	409
MR	MICHAEL ROBERT	HALL	18 RIVELANDS ROAD	SWINDON VILLAGE	CHELTENHAM	GLOUCESTERSHIRE	GL51 9RF	407
MR	CHRISTOPHER JOHN	HAYES	68 DOWNSCROFT GARDENS	HEDGE END	SOUTHAMPTON	HAMPSHIRE	SO30 4RS	207
MR	CARL JOHN	MATTHEWS	19 LAUREL AVENUE	BIRCH HILL	ONCHAN	ISLE OF MAN	IM3 3JG	1,332
							TOTAL	**3,585**

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	669p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited a/c ESOS part ID 142CN	Class of shares allotted	Number allotted
Address: 20 Moorgate, London	Ordinary	16,500
UK Postcode EC2 R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	16,500
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant **Date** 06/11/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/KC/E12107 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,724	20	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr Andrew Philip Redshaw Kirwan Address Oakleigh West, Lansdown Road, Cheltenham, Gloucestershire. Postcode GL51 6QW	Class of shares allotted Ordinary	Number alloted 341
Name Mr Richard Abiodun Babajide Olaofe Address 33 Salcombe Close, Chandlers Ford, Eastleigh, Hampshire. Postcode SO53 4PJ	Class of shares allotted Ordinary	Number alloted 1,364
Name Mr Craig Webster Address 26 Glenmeadows Drive, Bournemouth, Dorset. Postcode BH10 5HQ	Class of shares allotted Ordinary	Number alloted 39
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **1,744**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed *[signature]* Date 08 / 11 / 2006

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange